As filed with the Securities and Exchange Commission on October 29, 1996
                                                  Registration No. 33
______________________________________________________________________________

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                  __________
                                   FORM S-3
                            REGISTRATION STATEMENT
                                    UNDER
                          THE SECURITIES ACT OF 1933
                                  _________
                                OWENS CORNING
            (Exact name of Registrant as specified in its charter)
          Delaware                                              34-4323452
(State  or other jurisdiction  of                           (I.R.S. Employer
 incorporation or organization)                            Identification No.)
                       Owens Corning World Headquarters
                              Toledo, Ohio 43659
                                (419) 248-8000
             (Address, including zip code, and telephone number,
      including area code, of Registrant's principal executive offices)
                                  __________
                         Christian L. Campbell, Esq.
             Senior Vice President, General Counsel and Secretary
                                Owens Corning
                       Owens Corning World Headquarters
                              Toledo, Ohio 43659
                                (419) 248-8000
          (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)
                                  _________
                                   Copy to:
                            Lyman F. Spitzer, Esq.
                          Shumaker, Loop & Kendrick
                                 1000 Jackson
                              Toledo, Ohio 43624
                                  __________
      Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [x]
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective
registration statement for the same offering.[   ]
      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE
                                          Proposed        Proposed
                             Amount       Maximum         Maximum   Amount of
Title of Each Class of       to be        Offering Price  Aggregate Registration
Securities to be Registered  Registered   Per Share(1)    Offering  Fee

Common Stock, par value      472,250      $38.00        $17,945,500  $5,438
$0.10 per share              shares

Preferred Share Purchase     472,250      None(2)       None(2)      None(2)
Rights                       rights(2)
(1)     Estimated  in  accordance with Rule 457(c) solely for  the  purpose  of calculating  the registration fee, on the basis of the average  of  the  high and  low  sales prices per share of the Registrant's Common Stock as reported on the New York Stock Exchange on October___ 25, 1996.
(2)  Any value attributable to the Preferred Share Purchase Rights is reflected in  the value of the Common Stock.  Because no separate consideration is paid for  the  Preferred  Share  Purchase Rights, the registration  fee  for  such securities is included in the fee for the Common Stock.
                                  __________
      The Registrant hereby amends this Registration Statement on such date  or dates  as  may  be necessary to delay its effective date until  the  Registrant shall file a further amendment which specifically states that this Registration
Statement shall thereafter become effective in accordance with Section 8(a)  of the  Securities Act of 1933 or until this Registration Statement  shall  become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


                               472,250 Shares

                                Owens Corning

                                Common Stock


                           (par value $0.10 per share)

                         __________

   The  472,250 shares of Common Stock, par value  $0.10  per share  (the  "Common  Stock"), of Owens Corning,  a  Delaware
corporation  (the  "Company"  or  "Owens  Corning"),  offered hereby  are owned by Celfort Construction Materials, Inc.,  a
Canada  corporation unrelated to the Company.   See  "Selling
Stockholder."  None of such 472,250 shares are offered by the
Company.

   The Selling Stockholder will receive all proceeds from the sale  of  the shares.  The Company will receive none  of  the
proceeds  from  any sale of the shares offered  hereby.   See
"Selling  Stockholder."   All expenses  of  registration  and
brokerage  commissions  incurred in connection  herewith  are
being  borne,  directly or indirectly, by the  Company.   The
Company,  the Selling Stockholder and Goldman,  Sachs  &  Co.
have  agreed  to  certain indemnification arrangements.   See
"Plan of Distribution."

  The last reported sale price of the Common Stock on the New
York Stock Exchange on  ________, 1996 was $______ per share.
See "Price Range of Common Stock and Dividends."

                            __________

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISS
ION
NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURI
TIES
COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS
 .
    ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            _________

   The shares being offered hereby will be sold to or through
Goldman,  Sachs & Co. in one or more transactions  at  market prices  prevailing  at  the time of  sale  or  in  negotiated
transactions,  or  otherwise,  at  varying   prices   to   be
determined  at  the  time  of  each  sale.   See   "Plan   of
Distribution."



                    Goldman, Sachs & Co.
                         __________

         The date of this Prospectus is ____________, 1996.




                      AVAILABLE INFORMATION

   The  Company  is subject to the informational requirements  of  the
Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in  accordance  therewith, files reports, proxy statements  and  other
information   with  the  Securities  and  Exchange   Commission   (the
"Commission").   Such reports, proxy statements and other  information
filed  by the Company with the Commission may be inspected and  copied at  the  Commission's public reference facilities at  Room  1024,  450
Fifth  Street,  N.W., Washington, D.C. 20549 and at  the  Commission's
regional  offices  at  Northwestern Atrium Center,  500  West  Madison
Street,  Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center,
13th Floor, New York, New York 10048.  Copies of such material can  be obtained by mail from the Commission's Public Reference Section at 450
Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.   Such
reports,  proxy statements and other information also can be inspected at  the offices of the New York Stock Exchange, Inc., 20 Broad Street,
New  York,  New York 10005 on which the Common Stock is  listed.   The
Commission  also  maintains  a  Web  site  (http://www.sec.gov)   that
contains   reports,  proxy  and  information  statements   and   other
information  regarding registrants (including the Company)  that  file electronically with the Commission.

   This  Prospectus constitutes a part of a registration statement  on
Form S-3 (together with all amendments and exhibits, the "Registration
Statement")  filed  by  the  Company with  the  Commission  under  the
Securities  Act  of  1933,  as amended (the "Securities  Act").   This
Prospectus  does  not contain all the information  set  forth  in  the
Registration Statement, certain portions of which have been omitted as permitted  by the rules and regulations of the Commission.  Statements contained  herein  concerning the provisions of any document  are  not necessarily complete and, in each instance, reference is made  to  the copy  of  such  document  filed  as an  exhibit  to  the  Registration
Statement or otherwise filed with the Commission.  Each such statement
is   qualified  in  its  entirety  by  such  reference.   For  further
information  with  respect  to  the  Company  and  the  Common  Stock, reference is made to the Registration Statement.


         INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The following documents have been filed with the Commission and are incorporated herein by reference:

          (1)   The Company's Annual Report on Form 10-K (File No.  1-
          3660) for the year ended December 31, 1995.

          (2)  The Company's Quarterly Report on Form 10-Q (File No.
          1-3660) for the quarter ended March 31, 1996.

          (3)   The Company's Current Report on Form 8-K (File No.  1-
          3660) dated June 20, 1996.

          (4)  The Company's Quarterly Report on Form 10-Q (File No. 1-
          3660) for the quarter ended June 30, 1996.

          (5)  The Company's Quarterly Report on Form 10-Q (File No. 1-
          3660) for the quarter ended September 30, 1996.

  All documents filed by the Company pursuant to Section 13(a), 13(c),
14  or  15(d)  of  the Exchange Act subsequent to  the  date  of  this
Prospectus and prior to the termination of the offering of the  shares of  Common  Stock  made  by this Prospectus  shall  be  deemed  to  be incorporated  by reference into this Prospectus and to be  a  part  of
this  Prospectus  from  the date of filing  of  such  documents.   Any
statement contained herein, or in a document all or a portion of which is  incorporated  or  deemed to be incorporated by  reference  herein, shall  be  deemed  to be modified or superseded for purposes  of  this
Prospectus to the extent that any statement contained herein or in any other  subsequently filed document which also is or is  deemed  to  be
incorporated   by   reference  herein  modifies  or  supersedes   such
statement.  Any such statement so modified or superseded shall not  be deemed,  except as so modified or superseded, to constitute a part  of this Prospectus.

The Company will provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents described above and incorporated by reference herein (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Written or telephone requests should be directed to: Owens Corning, Owens Corning World Headquarters, Toledo,
Ohio 43659, Attention: Secretary's Office (telephone: (419) 248-8000).



                                   2
                              THE COMPANY

   Owens  Corning, a global company incorporated in Delaware in  1938, serves consumers and industrial customers with high-performance  glass composites and building materials systems.  These products are used in industries such as home improvement, new construction, transportation, marine, aerospace, energy, appliance, packaging and electronics.  Many of these products are marketed under the trademark FIBERGLAS (R).  The
Company  operates  in two industry segments - Building  Materials  and
Composite  Materials  - divided into eleven businesses.   The  Company
also has affiliate companies in a number of countries.

   The following table summarizes selected information concerning the Company's industry segments. For further information, see Note 1 of the Notes to Consolidated Financial Statements of the Company as of December 31, 1995, incorporated herein by reference, and Note 1 of Notes to Consolidated Financial Statements of the Company as of September 30, 1996, incorporated herein by reference.

                                   Nine Months Ended     Years Ended
                                     September 30,       December 31,
                                     1996(a)   1995      1995  1994(b)
                                            (in millions)
Net Sales:
   Building Materials               $1,969    $1,767   $2,404   $2,273
   Composite Materials                 861       881    1,208    1,078
   Consolidated Net Sales           $2,830    $2,648   $3,612   $3,351
Income (Loss) from Operations:
   Building Materials               $  181    $  183   $  237   $  189
   Composite Materials                 176       162      225      109
   General Corporate Expense          (919)      (36)     (50)     (72)
   Total Income (Loss) from
     Operations                     $ (562)   $  309   $  412   $  226

_________________
(a) Income from operations for the nine months ended September 30, 1996 includes the Company's net pretax charge of $875 million for asbestos litigation claims that may be received after 1999 and probable additional insurance recovery, all of which was recorded as an increase in general corporate expense. Income from operations for the nine months ended September 30, 1996 also includes the Company's pretax gain of $37 million from the sale of its ownership interest in its Japanese affiliate Asahi Fiber Glass Co. Ltd., all of which was recorded as a reduction in general corporate expense. Also included are special charges totaling $42 million including valuation adjustments associated with prior divestitures, major product line productivity initiatives and a contribution to the Owens Corning Foundation. The impact of these special items was to reduce income from operations for Building Materials by $22 million, Composite Materials by $5 million, and to increase general corporate expense by $15 million.

(b) Income from operations for the year ended December 31, 1994 includes a $117 million charge for productivity initiatives and other actions taken during the first quarter of 1994 to improve the Company's speed, focus, and efficiency. The impact of this charge was to reduce income from operations for Building Materials and Composite Materials by $70 million and $22, million respectively, and to increase general corporate expense by $25 million.

  The Company's principal executive offices are located at Owens Corning World Headquarters, Toledo, Ohio 43659, and its telephone number is (419) 248-8000. Unless the context indicates otherwise, references in this Prospectus to the "Company" include Owens Corning and its consolidated subsidiaries.








                                   3


                       SELLING STOCKHOLDER

  All of the 472,250 shares offered hereby are being offered on behalf of and are currently owned by Celfort Construction Materials, Inc., a Canada corporation (the "Selling Stockholder"). Such shares constitute all of the shares of Common Stock that the Selling Stockholder owns or has the right to acquire as of the date of this
Prospectus. The Selling Stockholder expects to sell all of such shares in this offering. One or more affiliates of the Selling Stockholder may own, manage or have the right to acquire shares of Common Stock.

   The Selling Stockholder acquired the shares offered hereby from the Company in connection with an Asset Purchase Agreement dated as of August 30, 1996 by and among the Company, OC Celfortec (as defined below), the Selling Stockholder, and a corporate affiliate of the Selling Stockholder. Under the Agreement, OC Celfortec Inc., a Canada corporation and an indirect wholly-owned subsidiary of the Company ("OC Celfortec"), acquired substantially all the assets of the extruded polystyrene insulation products business of the Selling Stockholder (the "Acquisition") in consideration of, among other things, delivery by OC Celfortec to the Selling Stockholder of OC Celfortec's Promissory Note, which was subsequently exchanged for the 472,250 shares of Common Stock, par value $.10 per share, of the
Company being offered hereby. The Acquisition was consummated on August 30, 1996. Pursuant to the terms of the Acquisition, the Selling Stockholder will receive from the Company cash consideration equal to the difference, if any, between (a) $45.00 multiplied by the number of shares being offered hereby and (b) the net proceeds received by the Selling Stockholder from the sale of such shares.

   During the past three years, the Selling Stockholder has licensed technology from the Company and has sold manufactured goods to the Company in the ordinary course of business. The amounts involved in these transactions were not material to the Company.

               PRICE RANGE OF COMMON STOCK AND DIVIDENDS

  The Common Stock is listed and traded on the New York Stock Exchange (the "NYSE") and the Toronto Stock Exchange (the "TSE") under the symbol "OWC". The following table sets forth, for the periods indicated, the high and low sales prices in dollars per share of the Common Stock as reported in the NYSE Composite Transactions Tape.

                                                High        Low
1994
    First Quarter                               46       33-1/2
    Second Quarter                            36-1/8     30-1/2
    Third Quarter                             36-1/4     30-1/8
    Fourth Quarter                            33-1/2     27-3/4
1995
    First Quarter                             36-1/4     30-1/4
    Second Quarter                              40       34-5/8
    Third Quarter                             47-1/8     36-1/2
    Fourth Quarter                            46-3/4     40-3/8
1996
    First Quarter                               46       39-3/4
    Second Quarter                            43-1/8     37-5/8
    Third Quarter                               43         36
    Fourth Quarter (through October 28, 1996) 38-7/8     36-1/4

    A recent closing sale price for the Common Stock as reported on the NYSE Composite Transactions Tape is set forth on the cover page of this Prospectus.

   In June 1996, the Board of Directors of the Company approved an annual dividend policy of $.25 per share of Common Stock and declared a dividend of $.0625 per share of Common Stock to stockholders of record on September 30, 1996, paid on October 15, 1996. The Company had not previously declared any dividends since 1986.

                                   4
                            USE OF PROCEEDS

  The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholder.


                  CONDENSED CONSOLIDATED CAPITALIZATION

      The following table summarizes the capitalization of the Company and its consolidated subsidiaries at September 30, 1996, including the issuance of 472,250 shares of Common Stock in connection with the Acquisition. For further information, see Notes 2, 3, 4, 5, 18 and 19 of Notes to Consolidated Financial Statements of the Company as of December 31, 1995, incorporated herein by reference, and Notes 6 and 7 of Notes to Consolidated Financial Statements of the Company as of September 30, 1996, incorporated herein by reference.

                                                    At September 30, 1996
                                                        (in Millions)
Short-term debt, including current portion of long-term debt      $182

Long-term debt:
  Senior                                                           983
    Less: Current portion                                          (18)

  Total long-term debt                                             965

Company obligated convertible security of subsidiary
 holding solely parent debentures                                  194

Stockholders' equity:
  Preferred stock, no par value; 8 million shares
   authorized; none issued                                           -
  Common stock, $.10 par value; 100 million shares
   authorized; 52,048,661 shares issued and outstanding(a)         597
  Deficit                                                       (1,138)
  Foreign currency translation adjustments                          (8)
  Other                                                            (19)

  Total stockholders' equity                                      (568)

Total capitalization                                           $   773
_________________
(a) Does not include shares of Common Stock issuable or which may be issued pursuant to various stock compensation plans of the Company (see Note 18 of Notes to Consolidated Financial Statements of the Company as of December 31, 1995, incorporated herein by reference).














                                   5
               SELECTED CONSOLIDATED FINANCIAL INFORMATION

   The following table sets forth selected consolidated financial information of the Company (i) for the nine months ended September 30, 1996 and 1995, which has been derived from the first, second and third quarter 1996 and 1995 unaudited quarterly consolidated financial statements of the Company and its subsidiaries and (ii) for each of the five fiscal years in the period ended December 31, 1995, which has been derived from the annual consolidated financial statements of the Company and its subsidiaries audited by Arthur Andersen LLP, independent public accountants. This table should be read in conjunction with those statements, all of which have been previously filed with the Commission. The financial information presented below for the nine months ended September 30, 1996 and 1995 reflects all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the Company's results. Operating results for the nine months ended September 30, 1996 are not necessarily indicative of the results that may be expected for the entire year ending December
31,  1996.  The following table is qualified in its entirety  by,  and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus and the consolidated financial information and related notes of the Company included in the documents incorporated herein by reference. See "Incorporation of Certain Documents by Reference."

                                Nine Months Ended
                                  September 30,    Year Ended December 31,
                                1996(a)   1995   1995(b)  1994(c)  1993(d)  1992(e)  1991(f)
                                   (In millions of dollars, except per share data
and where noted)
Income Statement Data:
 Net sales                      $2,830  $2,648   $3,612 $3,351 $2,944 $2,878 $2,783
 Gross margin                      746     695      942    815    678    644    597
 Income (loss) from operations    (562)    309      412    226    236    213   (628)
 Cost of borrowed funds             56      69       87     94     89    110    131
 Net income (loss)                (354)    165      231    159    131     73   (742)
 Net income (loss) per share
  (primary)                      (6.86)   3.36     4.64   3.61   3.00   1.70 (18.13)
 Net income (loss) per share
  (fully diluted)                (6.86)   3.18     4.40   3.35   2.81   1.67 (18.13)
 Weighted average number of shares
  outstanding (in thousands of shares)
  (primary)                     51,616  49,060   49,711 44,209 43,593 43,013 40,924
Cash Flow Data:
  Net cash flow from operations     85      81      342    361    312    184    264
  Capital expenditures             224     183      276    258    178    144    114
Balance Sheet Data:
  Total assets                   4,071   3,292    3,261  3,274  3,013  3,162  3,511
  Total debt                     1,147     953      893  1,212  1,004  1,099  1,172
Stockholders' equity (deficit)    (568)   (295)    (212)  (680)  (869)(1,008)(1,076)
        _________________
(a)As indicated in "Management's Discussion and Analysis of Financial Condition and Results of Operations," Iincome from operations for the nine months ended September 30, 1996 includes the Company's net pretax charge of $875 million for asbestos litigation claims which may be received after 1999 and probable additional insurance recovery. A pretax gain of $37 million from the sale of the Company's ownership interest in its Japanese affiliate Asahi Fiber Glass Co. Ltd is also included in income from operations for the nine months ended September 30, 1996, as well as other one-time special charges totaling $42 million which include valuation adjustments associated with prior divestitures, major product line productivity initiatives and a contribution to the Owens Corning Foundation.

(b)As indicated in "Management's Discussion and Analysis of Financial Condition and Results of Operations," net income for 1995 of $231 million, or $4.64 per share ($4.40 per share fully diluted), included a one time gain of $8 million or $.16 per share ($.15 per share fully diluted ), which was the result of a tax loss carryback.



                                   6

(c) As indicated in "Management's Discussion and Analysis of Financial Condition and Results of Operations," net income for 1994 of $159 million included the following offsetting special items: an after-tax gain of $123 million, or $2.78 per share ($2.45 per share fully diluted), reflecting a change to the capital method of accounting for the rebuilding of glass melting facilities; an after-tax charge of $85 million, or $1.92 per share ($1.69 per share fully diluted), for productivity initiatives and other actions; a non-cash, after-tax charge of $10 million, or $.23 per share ($.20 per share fully diluted), to reflect adoption of Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" for the Company's non-U.S. plans; and a non-cash, after-tax charge of $28 million, or $.63 per share ($.56 per share fully diluted), to reflect adoption of SFAS No. 112, "Employers' Accounting for Postemployment Benefits."

(d) As indicated in "Management's Discussion and Analysis of Financial Condition and Results of Operations," net income for 1993 of $131 million, or $3.00 per share ($2.81 per share fully diluted), included a credit of $26 million, or $.60 per share ($.53 per share fully diluted), for the cumulative effect of adopting the new accounting standard for income taxes; a one-time gain of $14 million, or $.33 per share ($.29 per share fully diluted), reflecting a tax benefit resulting from a revaluation of deferred taxes necessitated by the new federal tax law; an $8 million pre-tax charge, or $.11 per share ($.10 per share fully diluted), for the writedown of the Company's hydrocarbon ventures; and a $23 million charge, or $.53 per share ($.47 per share fully diluted), for the restructuring of the Company's European operations.

(e) Net income for 1992 was $73 million, or $1.70 per share ($1.67 per share fully diluted), and included a pre-tax reorganization charge of $16 million, or $.25 per share ($.22 per share fully diluted).

(f) In 1991, net income was $41 million, or $1.01 per share, before the Company recorded a non-recurring pre-tax charge of $824 million, or $13.25 per share, for uninsured asbestos litigation claims, a $5.55 per share charge for the cumulative effect of the accounting change for other postretirement benefits, and a $.34 per share charge for estimated taxes payable on the undistributed earnings of foreign subsidiaries.




















                                   7
                  MANAGEMENT'S DISCUSSION AND ANALYSIS
           OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

NOTE: (All per share information in this section is on a fully diluted basis. All references to results from ongoing operations exclude the impact of special items reported for the relevant period.)

Results of Operations

  Nine Months Ended September 30, 1996

   For the third quarter of 1996, the Company reported net income of $80 million, or $1.44 per share, an increase of 14 percent from net income of $70 million, or $1.28 per share, for the quarter ended September 30, 1995. The earnings growth from operations reflects primarily the benefits of acquisitions, strong results from the roofing and foam businesses, and a favorable litigation settlement with a former supplier, partially offset by increased administrative charges resulting from the Company's continuing implementation of its global productivity initiative, Advantage 2000.

   Net sales were $1,025 million for the quarter ended September 30, 1996, an 11 percent increase from the 1995 level of $927 million. The growth is attributable to volume increases in the Building Materials segment worldwide, particularly in the U.S., combined with the incremental increases from acquisitions. Gross margin for the quarter ended September 30 was 27 percent of sales in 1996, compared to 26 percent in 1995. Earnings before interest and taxes (EBIT) from operations was $128 million in the third quarter of 1996, compared to $122 million in the third quarter of 1995.

  For the nine months ended September 30, 1996, the Company reported a net loss of $354 million, or $6.86 per share, compared to net income of $165 million, or $3.18 per share, for the comparable 1995 period. The net loss was the result of a $1.1 billion charge taken during the second quarter to quantify the Company's liability for asbestos claims which may be received after 1999 as well as a probable $225 million additional recovery from insurance carriers (collectively, the "asbestos charge"), having a combined impact after taxes of $542 million. Excluding the impact of the asbestos charge and the special items reported in the first quarter of 1996, net income for the first nine months of 1996 was $188 million, or $3.42 per share, an increase of 14% over the comparable prior year period. Net sales for the nine months ended September 30, 1996 were $2.830 billion, a 7% increase over the $2.648 billion reported in the first nine months of 1995.
This increase reflects the incremental sales from the Company's acquisitions in combination with the improvement in the Building Materials segment, particularly in the U.S., where increased demand due to natural disasters in the East has required expansion of service territories of several roofing plants.

   Marketing and administrative expenses from ongoing operations for the nine months ended September 30, 1996 increased approximately 13% over the same period in 1995, primarily as a result of incremental administrative expenses from the acquisitions late in 1995 and 1996 as well as the impact of the continuing implementation of the Company's Advantage 2000 program. Advantage 2000 is a business system designed to accelerate the speed and simplify the processes of doing business globally. When fully implemented, the Advantage 2000 program will replace over 200 fragmented information systems with a fully integrated system, leading to increased productivity and cost savings.

   In  the Building Materials segment, sales increased 17% and 11% for
the   quarter  and  nine  month  periods  ended  September  30,  1996,
respectively,  compared to the same periods of the prior  year.   This
growth reflects the incremental sales from acquisitions combined with an increase in volume worldwide, particularly in the U.S. The third quarter sales increase in the U.S. was largely driven by the roofing
business  which  benefited from an increase in demand.   Additionally,
the Company continues to realize the benefits of integrating new products into its distribution systems, improving the sales of products like FOAMULAR (R) extruded polystyrene. The Company expects further benefits from this integration combined with its newly introduced System Thinking(TM) strategy, which links the Company's growing product offering with technical expertise, to provide solution-oriented systems.

   Income from ongoing operations for Building Materials increased 23% for the quarter and 11% for the nine months ended September 30, 1996 when compared to the same periods in 1995. The increase in the third quarter is primarily due to productivity improvements in the roofing business and improving profitability from Canadian operations.

  In the third quarter of 1996, the Company acquired substantially all the assets of the foam insulation business of Celfort Celfort Construction Materials, Inc. of Canada. Renamed OC Celfortec, the Valleyfield, Quebec business, which produces FOAMULAR (R) rigid polystyrene foam insulation, is an important part of the Company's growth agenda into the foam insulation business. The acquisition of Celfortec increases the Company's foam insulation plants to six, with a seventh under construction in China.

  Additionally, at the end of the third quarter the Company reached an agreement to acquire a majority interest in Acoustical Fibreglass Insulation (Mnfg) (Pty) Ltd., the largest South African manufacturer of glass fiber reinforcements and glass fiber and rock wool insulation. The new company, headquartered in Johannesburg, South Africa, will be known as Owens Corning South Africa (Pty) Ltd.

   In the second quarter of 1996, the Company acquired certain U.S. assets of Partek Insulation, Inc., a subsidiary of Partek North America, Inc. Partek's rockwool-based insulation will help the Company extend its mechanical insulation product offering into higher-temperature applications. Additionally the Company acquired the United Kingdom-based Linpac Insulation. With production facilities in the U.K. and Spain, Linpac's extruded polystyrene (XPS) PolyFoam(R) insulation will be added to the Company's European building materials product line.

  In the Composite Materials segment, sales decreased slightly for the quarter and nine months ended September 30, 1996, compared to the same periods of the prior year. Gains in Latin America, an identified growth region, and in the U.S., were more than offset by declines in Europe and Canada, attributable to a softening demand, as well as a strengthening U.S. dollar. Composite Materials income from operations in the third quarter of 1996 increased 9% compared to the third quarter of 1995. For the nine months ended September 30, 1996, income from ongoing operations increased 12% compared to the same period in 1995, primarily due to an improvement in pricing combined with productivity initiatives, particularly in the U.S.

  Fiscal Years 1995, 1994 and 1993

  Net income for the year ended December 31, 1995 was $231 million, or $4.40 per share, compared to net income of $159 million, or $3.35 per share, and net income of $131 million, or $2.81 per share, for the years ended December 31, 1994 and 1993, respectively. The 1995 earnings growth reflects pricing gains and the benefits of acquisitions, as well as a one time gain of $8 million or $.15 per share which was the result of a tax loss carryback. Excluding the impact of the tax benefit, net income for the year ended December 31, 1995, was $223 million, or $4.25 per share. Please see Note 8 to the Consolidated Financial Statements of the Company as of December 31, 1995, incorporated herein by reference.

   Net income of $159 million for the year ended December 31, 1994, included the following offsetting special items: an after-tax gain of $123 million, or $2.45 per share, reflecting a change to the capital method of accounting for the rebuilding of glass melting facilities; an after-tax charge of $85 million, or $1.69 per share, for productivity initiatives and other actions; a non-cash, after-tax charge of $10 million, or $.20 per share, to reflect adoption of
Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," for plans outside the United States; and a non-cash, after-tax charge of $28 million, or $.56 per share, to reflect adoption of SFAS No. 112, "Employers' Accounting for Postemployment Benefits." Please see Notes 6, 16, and 17 to the Consolidated Financial Statements of the Company as of December 31, 1995, incorporated herein by reference.

   Excluding special items, net income for the year ended December 31, 1993 was $118 million, or $2.56 per share. The 1993 special items included a credit of $26 million, or $.53 per share, for the cumulative effect of adopting the accounting standard for income taxes (SFAS No. 109); a one time gain of $14 million, or $.29 per share, reflecting a tax benefit resulting from a revaluation of deferred taxes, offset in part by an increase in the Company's corporate tax liability, necessitated by the increase in the federal statutory tax rate; an after-tax charge of $5 million, or $.10 per share, for the write-down of the Company's hydrocarbon ventures to their net realizable value; and a charge of $23 million, or $.47 per share, for the restructuring of the Company's European operations. Please see Notes 8 and 16 to the Consolidated Financial Statements of the Company as of December 31, 1995, incorporated herein by reference.

   Net sales were $3.612 billion for the year ended December 31, 1995, reflecting an 8% increase from the 1994 level of $3.351 billion. Net sales in 1993 were $2.944 billion. Most of the 1995 growth is attributable to pricing gains achieved worldwide, with incremental growth resulting from acquisitions, which occurred mid year 1994 and throughout 1995. Please see Note 5 to the Consolidated Financial Statements of the Company as of December 31, 1995, incorporated herein by reference. Sales outside the U.S. represented 27% of the total sales for the year ended December 31, 1995 compared to 24% for the years 1994 and 1993. Gross margin for the year ended December 31, 1995 increased to 26%, compared to 24% and 23% in 1994 and 1993, respectively, reflecting primarily pricing gains worldwide. Earnings before interest and taxes (EBIT) from ongoing operations increased to $412 million in 1995, from $343 million in 1994 and $267 million in 1993.

   In the Building Materials segment, sales increased 6% for the year ended December 31, 1995 compared to 1994. This growth reflects pricing gains, and incremental sales from the 1995 acquisitions partially offset by a decline in volume, particularly in the Canadian markets. Income from operations for Building Materials decreased 9% from 1994 levels, after excluding the 1994 charge for restructure and other initiatives, primarily due to the weak economic conditions in Canada and start up costs associated with the Company's new insulation plant in Guangzhou, China.

   Building  Materials sales in Europe increased  45%  over  the  1994 level, primarily resulting from a full year of sales from the June 1994 acquisition of the United Kingdom based insulation and industrial supply businesses of Pilkington plc (the "U.K. Acquisition"), and the addition of a second production line at the Company's insulation plant in Vise, Belgium. Late in the third quarter of 1995, the Company began shipping product from its insulation manufacturing facility in Guangzhou, China and announced plans for the construction of its second insulation plant in China, to be built in Shanghai. Roofing margins improved in 1995, driven primarily by improved pricing, and volume growth, including the successful introduction of Prominence(R) roofing shingles. The window business achieved significant sales growth and productivity improvements during the year, but has not yet reached break-even. In the foam insulation and related product markets, the Company has expanded its position with the acquisition of Falcon Manufacturing of Michigan, Inc. The Company also completed four other acquisitions in 1995 which are expected to contribute to the Company's overall growth strategy. These acquisitions increased the Company's small furnace technology base, as well as expanded its position in fabricated systems for the original equipment manufacturing market and its product offering for the window market. The Company further expanded its Building Materials multi-product offering in 1995 with the introduction of two branded products, Transitions(TM) vinyl siding and PinkWrap(TM) housewrap.

   In 1995 Miraflex(TM), the revolutionary new form of glass fiber developed by Owens Corning which combines two different glass compositions into one fiber, was successfully introduced to North American markets in its first commercial application, PinkPlus(R) insulation featuring Miraflex(TM) fiber. The Miraflex(TM) fibers are flexible, soft to the touch, virtually itch-free, resilient and form-filling, characteristics not normally associated with glass or inorganic fibers, which is driving the success of the new fiber.

  In the Composite Materials segment, sales increased 12% for the year ended December 31, 1995, or approximately 20% excluding the Company's previously consolidated polyester resins business, discussed below. The Composite Materials sales increase, driven by strong worldwide market demand, is attributable to volume and pricing gains, coupled with favorable currency impact from European markets. In the U.S., sales increased slightly, while in Europe, the Company's composites operations benefited from European economic improvement which resulted in increased demand, coupled with the positive effects of productivity initiatives.

   In 1995 the Company announced plans to expand global composites capacity by 135,000 metric tons by 1997, with a significant portion of the new capacity coming from the refiring of the second furnace at the Company's Jackson, Tennessee facility. The remaining expansion will be at other existing facilities in the U.S., Europe, Asia and Latin America. The Company in 1995 began a new large diameter glass reinforced plastic (GRP) pipe facility in China, pipe joint ventures in Spain and Argentina, as well as a composite materials service center in Colombia. Early in 1996 the Company announced the formation of a pipe joint venture in Colombia, increasing the Company's global presence.

   During the third quarter of 1994, the Company entered into a joint venture with Alpha Corporation of Tennessee, whereby the two companies combined their existing resin businesses for fifty percent interests in Alpha/Owens-Corning, L.L.C., the largest manufacturer of polyester resins in North America. Please see Note 5 to the Consolidated Financial Statements of the Company as of December 31, 1995, incorporated herein by reference.

  The Company's cost of borrowed funds for the year ended December 31, 1995 was $7 million lower than 1994, reflecting decreased borrowings resulting from the conversion of the Company's 8% convertible junior subordinated debentures into shares of Common Stock. Additionally, the proceeds from the issuance of $200 million of convertible preferred securities were partially used to pay off the Company's short-term credit facility, established during the second quarter of 1994 to finance the U.K. Acquisition. Please see Notes 2, 3 and 4 to the Consolidated Financial Statements of the Company as of December 31, 1995, incorporated herein by reference.

   At December 31, 1995, certain of the Company's foreign subsidiaries have tax net operating loss carryforwards of approximately $27 million. The company has $322 million in net deferred tax assets at December 31, 1995, all of which management expects will be realized through future income from operations. Please see Note 8 to the Consolidated Financial Statements of the Company as of December 31, 1995, incorporated herein by reference.

Liquidity, Capital Resources and Other Related Matters

  Nine Months Ended September 30, 1996

   In June 1996 the Company announced that its Board of Directors had approved an annual dividend policy of 25 cents per share and declared a quarterly dividend of 6-1/4 cents per share payable on October 15, 1996 to shareholders of record as of September 30, 1996. Please see
Note 7 to the Consolidated Financial Statements of the Company as of September 30, 1996, incorporated herein by reference.

   Cash flow from operations, excluding asbestos-related activities, was $114 million for the third quarter of 1996, compared to $135 million for the third quarter of 1995. The decrease is attributable in part to an increase in working capital, particularly receivables, due to strong September sales, coupled with increased composites inventories, where short-term capacity is being modified as the Company's customers adjust their inventory levels.

   At September 30, 1996, the Company's net working capital was $34 million and its current ratio was 1.03, compared to negative $9 million and .99, respectively, at December 31, 1995. The increase in 1996 is in part due to an increased sales volume driving receivables as well as incremental receivables from acquisitions, offset in large part by increased short-term borrowings. Inventories at September 30, 1996 increased 38% over December 31, 1995 levels due to anticipated fourth quarter demand together with the incremental inventories of acquisitions as well as the item discussed in the preceding paragraph. Inventories as a percent of sales for the nine months ended September 30, 1996 and 1995 remained relatively unchanged at approximately 12%. Please see Notes 4 and 5 to the Consolidated Financial Statements of the Company as of September 30, 1996, incorporated herein by reference.

   The Company's total borrowings at September 30, 1996 were $1.147 billion, $254 million higher than at year-end 1995. The Company's increased borrowings in 1996 are being driven by the build of inventories for anticipated fourth quarter demand as well as other working capital requirements.

   As of September 30, 1996, the Company had unused lines of credit of $231 million available under long-term bank loan facilities and an additional $137 million under short-term facilities, compared to $358 million and $239 million, respectively, at year-end 1995. The decrease in available lines of credit is primarily the result of increased borrowings. Letters of credit issued under the Company's long-term U.S. loan facility, most of which support appeals from asbestos trials, reduce credit availability of that facility. The impact of such reduction is reflected in the unused lines of credit discussed above.

   Capital spending for property, plant and equipment, excluding acquisitions and investments in affiliates, was $57 million and $224 million for the quarter and nine months ended September 30, 1996, respectively. For the year 1996, the Company anticipates capital spending, exclusive of acquisitions and investments in affiliates, to be approximately $285 million. The Company expects that funding for these expenditures will be from the Company's operations and external sources as required.

   Gross payments for asbestos litigation claims during the third quarter of 1996, including $13 million in defense costs and $3 million for appeal bond and other costs, were $57 million or $34 million after-
tax.   During  the  third  quarter  of  1996,  the  Company   received
approximately 5,400 new asbestos personal injury cases and closed approximately 2,100 cases. Over the next twelve months, the Company's total payments for asbestos litigation claims, including defense costs, are expected to be approximately $325 million. Proceeds from insurance of $100 million are expected to be available to cover these costs, resulting in a net pretax cash outflow of $225 million, or $135
million  after-tax.   Please see Note 8 to the Consolidated  Financial
Statements of the Company as of September 30, 1996, incorporated herein by reference.

   The Company expects funds generated from operations, together with funds available under long and short-term bank loan facilities, to be sufficient to satisfy its debt service obligations under its existing indebtedness, as well as its contingent liabilities for uninsured asbestos personal injury claims.

   In June 1996 the Company filed a lawsuit in the U.S. District Court for the Eastern District of Louisianafederal court in New Orleans alleging a massive scheme to defraud the Company in connection with asbestos litigation cases. The suit alleges that medical test results in tens of thousands of asbestos claims were falsified by the owners and operators of threecertain pulmonary function testing laboratories. The Company believes that as many as 40,000 claims in its current backlog involve plaintiffs whose pulmonary function tests were improperly administered or manipulated by the testing laboratory or otherwise inconsistent with proper medical practice.

  Fiscal Years 1995, 1994 and 1993

   Cash flow from operations, excluding asbestos-related activities, was $342 million for 1995, compared to $361 million for 1994. The decline in cash flow from operations from 1994 to 1995 was due in part to funding of a Voluntary Employee's Beneficiary Association trust for tax planning purposes. Total receivables at December 31, 1995 were $15 million lower than the December 31, 1994 level due to the sale of $50 million in receivables early in 1995, resulting in a total of $100 million of receivables sold under the 1994 sales agreement. The receivables sold were largely offset by increased sales in 1995. Please see Notes 6 and 10 to the Consolidated Financial Statements of the Company as of December 31, 1995, incorporated herein by reference.

  At December 31, 1995, the Company's net working capital was negative $9 million and its current ratio was .99, compared to negative $143 million and .87 at December 31, 1994, and negative $49 million and .94 at December 31, 1993, respectively. The increase in 1995 was due in part to decreased short-term borrowings as a result of the repayment of the financing used for the U.K. Acquisition. Excluding the impact of the short-term borrowings used to finance the U.K.Acquisition, the Company's net working capital was negative $33 million and its current ratio was .97 at December 31, 1994.

  During 1995, virtually all of the Company's $173 million issue of 8% convertible junior subordinated debentures were converted. Debentures not converted were redeemed for cash. The conversion resulted in the issuance of 5.8 million new shares of Common Stock. Also in 1995, Owens-Corning Capital, L.L.C., a Delaware limited liability company, of which all of the common limited company interests are indirectly owned by the Company, issued $200 million of 6.5% cumulative convertible preferred securities. The proceeds from the issuance were loaned to the Company and partially used to repay its short-term credit facility. Please see Notes 2 and 4 to the Consolidated
Financial Statements of the Company as of December 31, 1995, incorporated herein by reference.

   The Company's total borrowings at December 31, 1995 were $893 million, $319 million lower than at year-end 1994, primarily due to the conversion of its 8% convertible junior subordinated debentures, and the repayment of debt through the issuance of the above mentioned preferred securities.

   Capital spending for property, plant and equipment, excluding acquisitions, was $276 million during 1995. At the end of 1995, approved capital projects were $134 million. The Company expects that funding for these expenditures will be from the Company's operations and external sources as required.

  Gross payments for asbestos litigation claims during 1995, including $48 million in defense costs and $6 million for appeal bond and other costs, were $308 million. Proceeds from insurance were $251 million, $100 million of which was received as a prepayment of a third quarter 1995 settlement with a major insurer, which confirmed the Company's access to $330 million of insurance for payment of asbestos litigation claims. Excluding the impact of the $100 million prepayment by the carrier, cash flow from asbestos related activities was a net pretax cash outflow of $157 million, or $94 million after-tax. During 1995, the Company received approximately 55,900 new asbestos personal injury cases and closed approximately 21,900 cases. Please see Note 21 to the Consolidated Financial Statements of the Company as of December 31, 1995, incorporated herein by reference.

General Matters  - as of September 30, 1996

   The  Company has been deemed by the Environmental Protection Agency
(EPA) to be a potentially responsible party (PRP) with respect to certain sites under the Comprehensive Environmental Response, Compensation and Liability Act (Superfund). The Company has also been deemed a PRP under similar state or local laws, including two state Superfund sites where the Company is the primary generator. In other instances, other PRPs have brought suits or claims against the Company as a PRP for contribution under such federal, state or local laws. During the third quarter of 1996, the Company was designated a PRP in such federal, state, local or private proceedings for five additional sites. At September 30, 1996, a total of 43 such PRP designations remained unresolved by the Company, some of which designations the Company believes to be erroneous. The Company is also involved with environmental investigation or remediation at a number of other sites at which it has not been designated a PRP. The Company has established an $18 million reserve for its Superfund (and similar state, local and private action) contingent liabilities. In addition, based upon information presently available to the Company, and without regard to the application of insurance, the Company believes that, considered in the aggregate, the additional costs associated with such contingent liabilities, including any related litigation costs, will not have a materially adverse effect on the Company's financial position or results of operations.

   The 1990 Clean Air Act Amendments (Act) provide that the EPA will issue regulations on a number of air pollutants over a period of years. Until these regulations are developed, the Company cannot determine the extent to which the Act will affect it.The Company anticipates that its sources to be regulated will include glass fiber manufacturing and asphalt processing activities. The EPA's announced schedule is to issue regulations covering glass fiber manufacturing by late 1997 and asphalt processing activities by late 2000, with implementation as to existing sources up to three years thereafter. Based on information now known to the Company, including the nature and limited number of regulated materials it emits, the Company does not expect the Act to have a materially adverse effect on the Company's results of operations, financial condition or long-term liquidity.

                  ASBESTOS AND OTHER LITIGATION

   The  following  is a discussion of the status of the  asbestos  and other litigation as of September 30, 1996; see also "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity, Capital Resources and Other Related Matters."

ASBESTOS LIABILITIES

The Company is a co-defendant with other former manufacturers, distributors and installers of products containing asbestos and with miners and suppliers of asbestos fibers (collectively, the "Producers") in personal injury and property damage litigation. The personal injury claimants generally allege injuries to their health caused by inhalation of asbestos fibers from the Company's products. Most of the claimants seek punitive damages as well as compensatory damages. The property damage claims generally allege property damage to school, public and commercial buildings resulting from the presence of products containing asbestos. Virtually all of the asbestos-related lawsuits against the Company arise out of its manufacture, distribution, sale or installation of an asbestos-containing calcium silicate, high temperature insulation product, the manufacture of which was discontinued in 1972.

Status

As of September 30, 1996, approximately 155,500 asbestos personal injury claims were pending against the Company, of which 29,700 were received in the first nine months of 1996. The Company received approximately 55,900 such claims in 1995, 29,100 in 1994, and 32,400 in 1993.
                                  13

Many of the recent claims appear to be the product of mass screening programs and not to involve malignancies or other significant asbestos related impairment. The Company believes that as many as 40,000 of the recent claims involve plaintiffs whose pulmonary function tests
(PFTs) were improperly administered or manipulated by the testing laboratory or otherwise inconsistent with proper medical practice, and it is investigating a number of testing organizations and their methods. On June 19, 1996 the Company filed suit in federal court in New Orleans against the owners and operators of certain pulmonary function testing laboratories in the southeastern US challenging such improper testing practices. This matter is now in active pre-trial discovery.

The  Company  is engaging in discussions with a group of approximately
30 leading plaintiffs' law firms to explore approaches toward resolution of its asbestos liability. The discussions involve the possible resolution of both pending claims and claims that may be filed in the future. While discussions are ongoing, the law firms involved in the talks have agreed to refrain from serving any further asbestos claims on the Company unless they involve malignancies. Unless extended, this agreement will expire on November 1, 1996. This agreement may have impacted the number of cases received by the Company during the second and third quarters of 1996.

Through September 30, 1996, the Company had resolved (by settlement or otherwise) approximately 179,000 asbestos personal injury claims, including the dismissal in May 1996, for lack of medical proof, of approximately 15,000 maritime cases which named Owens Corning as a defendant, resulting in an 11,700 case reduction in the backlog after reduction for duplicate cases and cases previously settled. During 1993, 1994, and 1995, the Company resolved approximately 60,000 asbestos personal injury claims, over 99% without trial, and incurred total indemnity payments of $641 million (an average of about $10,700 per case).

The Company's indemnity payments have varied considerably over time and from case to case, and are affected by a multitude of factors. These include the type and severity of the disease sustained by the claimant (i.e., mesothelioma, lung cancer, other types of cancer, asbestosis or pleural changes); the occupation of the claimant; the extent of the claimant's exposure to asbestos-containing products manufactured, sold or installed by the Company; the extent of the claimant's exposure to asbestos-containing products manufactured, sold or installed by other Producers; the number and financial resources of other Producer defendants; the jurisdiction of suit; the presence or absence of other possible causes of the claimant's illness; the availability or not of legal defenses such as the statute of limitations or state of the art; whether the claim was resolved on an individual basis or as part of a group settlement; and whether the claim proceeded to an adverse verdict or judgment.

Insurance

As of September 30, 1996, the Company had approximately $368 million in unexhausted insurance coverage (net of deductibles and self-insured retentions and excluding coverage issued by insolvent carriers) under its liability insurance policies applicable to asbestos personal injury claims. This insurance, which is substantially confirmed, includes both products hazard coverage and primary level non-products coverage. Portions of this coverage are not available until 1997 and beyond under agreements with the carriers confirming such coverage. All of the Company's liability insurance policies cover indemnity payments and defense fees and expenses subject to applicable policy limits.

In addition to its confirmed primary level non-products insurance, the Company has a significant amount of unconfirmed potential non-products coverage with excess level carriers. For purposes of calculating the amount of insurance applicable to asbestos liabilities, the Company has estimated its probable recoveries in respect of this additional non-products coverage at $225 million, which amount was recorded in the second quarter of 1996. This coverage is unconfirmed and the amount and timing of recoveries from these excess level policies will depend on subsequent negotiations or proceedings.










                                  14

Reserve

The Company's 1995 financial statements included a reserve for the estimated cost associated with asbestos personal injury claims that may be received through the year 1999. Such financial statements did not include any provision for the cost of unasserted claims which might be received in years subsequent to 1999 because management was unable to predict the number of such claims and other factors which would affect the cost of such claims. Throughout 1996, the Company continued to review the feasibility of making provision for the cost of unasserted asbestos personal injury claims with respect to claims which may be received by the Company during and after the year 2000. In conducting such review the Company took into account, among other things, the effect of recent federal court decisions relating to punitive damages and the certification of class actions in asbestos cases, the pendency of the discussions with the group of plaintiffs' law firms referred to above, the results of its continuing investigations of medical screening practices of the kind at issue in the New Orleans PFT law suit, recent developments as to the prospects for federal and state tort reform, the continued rate of case filings at historically - high levels, additional information on filings received during the 1993-1995 period and other factors. As a result of the review, the Company took a non-recurring, noncash charge to earnings of $1.1 billion in the second quarter of 1996. This charge represented the Company's estimate of the indemnity and defense costs associated with unasserted asbestos personal injury claims that may be received by the Company in years subsequent to 1999.

The combined effect of the $1.1 billion charge and the $225 million probable additional non-products insurance recovery was an $875 million charge in the second quarter of 1996.


The Company's estimated total liabilities in respect of indemnity and defense costs associated with pending and unasserted asbestos personal injury claims that may be received in the future (the "Liabilities"), and its estimated insurance recoveries in respect of such claims (the "Insurance"), are reported separately as follows:

                                 September 30,  December 31,
                                    1996           1995
                                    (In millions of dollars)
Reserve for asbestos
litigation claims

   Current                       $   325         $   250
   Other                           1,735             887

   Total Reserve                   2,060           1,137

Insurance for asbestos
litigation claims

   Current                           100            100
   Other                             493            330

   Total Insurance                   593            430

   Net Asbestos Liability         $1,467        $   707

The Company cautions that such factors as the number of future asbestos personal injury claims received by it, the rate of receipt of such claims, and the indemnity and defense costs associated with asbestos personal injury claims, as well as the prospects for confirming additional insurance, including the additional $225 million in non-products coverage referenced above, are influenced by numerous variables that are difficult to predict, and that estimates, such as the Company's, which attempt to take account of such variables, are subject to considerable uncertainty. The Company believes that its estimate of Liabilities and Insurance will be sufficient to provide for the costs of all pending and future asbestos personal injury claims that involve malignancies or significant asbestos-related functional impairment. While such estimates cover unimpaired claims, the number and cost of unimpaired claims are much harder to predict and such estimates reflect the Company's belief that such claims have little or no value. The Company will continue to review the adequacy of its estimate of Liabilities and Insurance on a periodic basis and make such adjustments as may be appropriate.

                                  15

Management Opinion

Although  any opinion is subject to the uncertainties described  above and  must  be  based on information now known to the Company,  in  the opinion  of management, any additional uninsured and unreserved  costs which  may  arise  out of pending personal injury and property  damage asbestos  claims and additional similar asbestos claims filed  in  the future  will  not  have a materially adverse effect on  the  Company's
financial  position.   Management believes that  any  such  additional
costs  would  not  impair  the ability of  the  Company  to  meet  its obligations,  to  reinvest in its business or  to  take  advantage  of attractive opportunities for growth.

NON-ASBESTOS LIABILITIES

Various other lawsuits and claims arising in the normal course of business are pending against the Company, some of which allege substantial damages. Management believes that the outcome of these lawsuits and claims will not have a materially adverse effect on the Company's financial position or results of operations.


                     DESCRIPTION OF CAPITAL STOCK

    The  Company's  Certificate  of  Incorporation,  as  amended  (the
"Charter"), currently authorizes the issuance of two classes of stock:
(i) 100 million shares of Common Stock, par value $0.10 per share, of which 52,048,661 shares were issued and outstanding as of September
30, 1996 and (ii) 8 million shares of Preferred Stock, without par value, of which no shares were issued and outstanding on such date.

   The  following descriptions of the classes of the Company's capital stock  are summaries, do not purport to be complete, and are  subject,
in   all  respects,  to  the  applicable  provisions  of  the  General
Corporation   Law  of  Delaware,  the  Charter,  the  Certificate   of
Designation  of  Series  A  Participating  Preferred  Stock  (and  the
Certificate  of  Increase  of Designation of  Series  A  Participating
Preferred  Stock  (the  "Certificate of  Increase"))  and  the  Rights
Agreement (as hereinafter defined) which, in the case of the  Charter, the  Certificate of Designation (and the Certificate of Increase)  and
the  Rights  Agreement, are included as Exhibits to  the  Registration
Statement of which this Prospectus forms a part.

Common Stock

   Each holder of Common Stock is entitled to one vote for every share standing in his or her name on the books of the Company. The Common
Stock does not have cumulative voting rights for the election of directors, which means that holders of more than 50% of the shares voting for the election of directors can elect 100% of the directors if they choose to do so, and, in such event, the holders of the remaining shares voting for the election of directors will not be able to elect any person or persons to the Board of Directors.

    Subject to the limitations contained in the Company's debt instruments and after provision for the payment of dividends on any series of Preferred Stock which might be issued and which has a preference with respect to the payment of dividends, holders of Common
Stock are entitled to receive such dividends as may be declared by the Board. See "Price Range of Common Stock and Dividends" above.

  The Common Stock has no conversion rights and is not redeemable. No holder of Common Stock has any preemptive right to subscribe for any stock or other securities of the Company which may be issued.

   In the event of dissolution, liquidation or winding up of the Company, or upon any distribution of its assets, the holders of Common
Stock are entitled to receive pro rata all of the assets available for distribution to stockholders, subject to any preferential right which may be accorded to any series of Preferred Stock which might be issued.

   The Company's Common Stock is listed on the NYSE and the TSE.   The
outstanding shares of Common Stock are validly issued, fully paid  and non-assessable.

                                  16
Preferred Stock

   The  Board  of Directors of the Company has the authority,  without further  action  by  stockholders, to determine the principal  rights,
preferences   and   privileges  of  any  unissued   Preferred   Stock.
Provisions may be included in the shares of Preferred Stock,  such  as extraordinary voting, dividend, redemption or conversion rights, which could discourage an unsolicited tender offer or takeover proposal.

   Out  of  the authorized Preferred Stock, the Company has designated
750,000  shares of Series A Participating Preferred Stock  ("Series  A
Preferred Stock"), the terms of which are summarized below under "Series A Preferred Stock." Each outstanding share of Common Stock includes a right to purchase one one-hundredth of a share of Series A
Preferred Stock ("Preferred Share Purchase Rights"), which Rights are registered on the New York Stock Exchange and the terms of which are summarized below under "Preferred Share Purchase Rights."

Series A Preferred Stock

Dividends

   Holders of shares of Series A Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for the purpose, dividends, payable in cash quarterly in arrears on January 1, April 1, July 1 and October 1 of each year (each a "Quarterly Dividend Payment Date"), at an annual rate per share of the greater of (i) $10.00 or (ii) 100 times the aggregate per share amount of all cash and non-cash dividends or other distributions (other than dividends payable in Common Stock or subdivisions of outstanding shares of Common Stock) declared on the Common Stock since the last Quarterly Dividend Payment Date. Accrued but unpaid dividends accumulate but do not bear interest.

   The Series A Preferred Stock will be junior as to dividends to any series or class of Preferred Stock (or any similar stock) that ranks senior as to dividends to the Series A Preferred Stock. The Series A
Preferred Stock has priority as to dividends over the Common Stock and any other series or class of the Company's stock thereafter issued that ranks junior as to dividends to the Series A Preferred Stock. If dividends or distributions payable on the Series A Preferred Stock are in arrears, the Company (i) may not declare or pay dividends or other distributions on the Common Stock (or any other stock of the Company that ranks junior to the Series A Preferred Stock) and (ii) is restricted in its declaration and payment of dividends or other distributions on any stock of the Company that ranks on a parity with the Series A Preferred Stock except for dividends paid ratably in accordance with the respective preferential amounts payable on the Series A Preferred Stock and all such parity stock.

Liquidation Rights

  In the case of the voluntary or involuntary liquidation, dissolution or winding-up of the Company, holders of shares of Series A Preferred
Stock are entitled to receive the liquidation preference of the higher of (i) $100.00 per share, plus an amount equal to the accrued and unpaid dividends to the payment date, or (ii) 100 times the aggregate per share amount to be distributed to holders of shares of Common
Stock, before any payment or distribution is made to the holders of shares of Common Stock (or any other stock of the Company that ranks junior to the Series A Preferred Stock). The holders of shares of Series A Preferred Stock and of any other stock of the Company that ranks on a parity with the Series A Preferred Stock are entitled to share ratably, in accordance with the respective preferential amounts payable on such stock, in any distribution that is not sufficient to pay in full the aggregate of the amounts payable thereon.

Consolidation and Merger Rights

    In case the Company enters into any consolidation, merger, combination or other transaction in which the shares of Common Stock are changed into or exchanged for other stock or securities, cash and/or any other property, each share of Series A Preferred stock at the same time will be similarly changed into or exchanged for an amount per share equal to 100 times the aggregate amount of stock or securities, cash and/or any other property into which or for which each share of Common Stock is changed or exchanged.


                                  17
Limitation on Share Repurchase

   If  dividends  or distributions payable on the Series  A  Preferred
Stock are in arrears, the Company may not redeem, purchase or otherwise acquire for consideration (i) any stock of the Company that ranks on a parity with the Series A Preferred Stock, except in exchange for shares of any stock of the Company ranking junior to the Series A Preferred Stock or (ii) any shares of Series A Preferred
Stock or any stock of the Company that ranks on a parity with the Series A Preferred Stock, except through a purchase offer made in writing or by publication to all holders of such shares on terms that the Board of Directors determines will result in fair and equitable treatment among the respective series or classes of shares.

Voting Rights

   Each share of Series A Preferred Stock entitles the holder thereof to 100 votes on all matters submitted to a vote of the Company's stockholders, and the holders of the shares of Series A Preferred
Stock and the holders of shares of Common Stock and any other capital stock of the Company having general voting rights will vote together as one class on all matters submitted to a vote of the Company's stockholders.

  If, at the time of any annual stockholders' meeting for the election of  directors,  the  equivalent of at least  six  quarterly  dividends payable on any shares of Series A Preferred Stock are in default,  the number  of  members  of  the  Company's Board  of  Directors  will  be increased  by  two, and the holders of the Series A  Preferred  Stock, voting  separately as a class, will be entitled at such  meeting  (and each  subsequent  annual  stockholders' meeting)  to  elect  such  two additional directors.  Such voting rights will terminate when all such dividends  in  arrears have been paid or declared and  set  apart  for
payment.   Upon the termination of such voting rights,  the  terms  of office of all directors so elected will terminate immediately and  the number  of members of the Company's Board of Directors will be reduced by two.

Other Features

   The  shares of Series A Preferred Stock are not redeemable.  Unless
otherwise   provided   in  the  Company's  Restated   Certificate   of
Incorporation or the designation of a subsequent series  of  Preferred
Stock,  the  Series A Preferred Stock will rank junior to all  of  the
Company's  other  series  of Preferred Stock  as  to  the  payment  of dividends  and the distribution of assets on liquidation,  dissolution
or  winding-up,  and senior to the Company's Common Stock.   Series  A
Preferred  Stock may be issued in fractions of a share  (in  one  one-
hundredths (1/100) of a share and integral multiples thereof).

Preferred Share Purchase Rights

  Under a Rights Agreement, dated as of December 18, 1986 (the "Rights
Agreement"),  between  the Company and The Chase  Manhattan  Bank  (as successor by merger to Manufacturers Hanover Trust Company), as Rights
Agent,  each  outstanding  share of Common Stock  is  coupled  with  a
Preferred Share Purchase Right.  Each Right entitles the holder to buy from  the  Company one one-hundredth of a share of Series A  Preferred
Stock  at  a  price  of  $50.  The Board of Directors  has  designated
750,000 shares of the Company's authorized preferred stock as Series A
Preferred  Stock.   There are currently no shares of  Preferred  Stock
outstanding.

   Rights become exercisable and detach from the Common Stock ten days after a person or group acquires, or announces a tender offer for, 20%
or  more  of  the Company's outstanding shares of Common  Stock.   The
rights  expire  on December 30, 1996, unless redeemed earlier  by  the
Company.  The rights are redeemable by the Company at one cent each at any time prior to ten days following public announcement or notice  to the  Company  that an acquiring person or group has purchased  20%  or more  of  the Company's outstanding Common Stock.  If the  Company  is acquired  in a merger or other business combination at any time  after the rights become exercisable, each right would entitle its holder  to buy shares of the acquiring or surviving company having a market value of  twice the exercise price of the right.  Until the Preferred  Share
Purchase  Rights  detach  from  the  Common  Stock  (or  the   earlier
termination or redemption of the Preferred Share Purchase Rights),  an additional  Preferred Share Purchase right will be issued  with  every share of newly issued Common Stock.




                                  18

Delaware Law and Certain Charter Provisions

   The  Company  is subject to the provisions of Section  203  of  the
General  Corporation  Law  of  Delaware.   In  general,  this  statute
prohibits  a  publicly held Delaware corporation from  engaging  in  a
"business combination" with an "interested stockholder" for  a  period of  three years after the date of the transaction in which the  person becomes an interested stockholder, unless the business combination  is approved  in  a prescribed manner.  An "interested stockholder"  is  a person  who, together with affiliates and associates, owns (or  within the prior three years did own) 15% or more of the corporation's voting stock.

   In  addition  to  Section  203 of the General  Corporation  Law  of
Delaware and the Preferred Share Purchase Rights, the Charter contains several provisions that may discourage certain transactions involving an actual or threatened change of control of the Company.

  For example, the Charter requires that certain business combinations and other combinations involving the Company and a holder of 10% or more of its voting securities be approved by at least 66-2/3% of all shares having voting rights.

   The foregoing provisions of the General Corporation Law of Delaware and  the  Charter are intended to encourage persons seeking to acquire control of the Company to consult first with the Board of Directors to permit  negotiation of the terms of any proposed business  combination or  offer.  They may, however, also have the effect of discouraging  a
third  party  from attempting to acquire control of the  Company.   In
addition,   since   these  provisions  are  designed   to   discourage
accumulations of large blocks of stock by third parties  who  wish  to gain  control of the Company, such provisions may reduce the temporary market price fluctuations caused by such accumulations.

Transfer Agent and Registrar

   The  primary Transfer Agent and Registrar for the Common  Stock  is
ChaseMellon Shareholder Services, located in New York, New York.

                       PLAN OF DISTRIBUTION

   The  distribution  of  the shares offered  hereby  by  the  Selling
Stockholder may be effected promptly after the effective date  of  the
Registration Statement of which this Prospectus is a part  in  one  or more  transactions at market prices prevailing at the time of sale  or in  negotiated  transactions, or otherwise, at varying  prices  to  be determined  at the time of each sale, in each case in accordance  with the  terms  of the Common Stock Registration Rights Agreement  between the  Company and the Selling Stockholderamong the Company, the Selling
Stockholder  and  a  corporate affiliate of the  Selling  Stockholder.
Such  transactions  may  be  effected  on  a  stock  exchange  or  the over-the-counter  market.  The Selling Stockholder  will  effect  such transactions by selling shares to or through Goldman, Sachs & Co.  The
Company  has  agreed to indemnify the Selling Stockholder and  certain control  and  other  related persons in certain circumstances  against certain  liabilities, including liabilities under the Securities  Act.
The  Selling  Stockholder  has agreed to  indemnify  the  Company  and certain  control  and  related  persons against  certain  liabilities, including  liabilities under the Securities Act, but only  in  limited circumstances arising out of such Selling Stockholder having furnished
incorrect  written  information  to  the  Company  for  use   in   the
Registration Statement.  The Company and the Selling Stockholder  have
also   agreed   to  indemnify  Goldman,  Sachs  &  Co.  from   certain
liabilities, including liabilities under the Securities Act.

   The Company is directly or indirectly bearing all costs relating to
the   registration  of  the  shares  offered  hereby,  including   any
underwriting  discounts or commissions directly  attributable  to  the sale  of  the  shares offered hereby by or on behalf  of  the  Selling
Stockholder.   Goldman,  Sachs  &  Co.  may  be  deemed   to   be   an
"underwriter"  within  the  meaning of the  Securities  Act,  and  any commissions  and discounts received by Goldman, Sachs &  Co.  and  any profit on the resale of the shares offered hereby by Goldman, Sachs  &
Co. might be deemed to be underwriting discounts and commissions under the Securities Act.

                        VALIDITY OF SHARES

  The validity of the shares of Common Stock offered hereby and of the related Preferred Share Purchase Rights will be passed upon by Christian L. Campbell, Esq., Senior Vice President, General Counsel and Secretary of the Company. Mr. Campbell is a direct or indirect owner of 7,483 shares of Common Stock and 44,500 options to buy shares of Common Stock, 10,833 of which are currently exercisable.

                                  19
                                 EXPERTS

    The financial statements and schedules incorporated in this Prospectus by reference to the Annual Report on Form 10-K of the Company for the year ended December 31, 1995 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated in this Prospectus by reference in reliance upon the authority of said firm as experts in giving said reports.

      The consolidated financial statements of the Company included in any subsequent Annual Report of the Company on Form 10-K and incorporated by reference in the Prospectus will have been examined by the independent public accountants whose report thereon appears in such Annual Report. Such consolidated financial statements of the Company shall be deemed to be incorporated herein from the date of filing of the applicable report on Form 10-K in reliance on the reports of such independent public accountants, given on the authority of such firm as experts in auditing and accounting.












































                                  20
No  person  has been authorized  to give any
information  or make any  representations
other  than  those contained  in  this            472,250 Shares
Prospectus   and,   if   given  or   made,
such   information   or representations  must
not   be  relied  upon   as  having   been
authorized.  This  Prospectus   does  not
constitute an  offer  to sell or the solicitation
of an  offer to  buy  any  securities  other
than  the  securities  described  in  this
Prospectus or  an  offer to sell  or  the
solicitation of  an  offer  to  buy  such  securities
in   any   circumstances  in  which  such  offer
or solicitation is unlawful.  Neither the delivery
of this Prospectus  nor  any sale made  hereunder
shall,  under  any  circumstances, create  any
implication  that  there  has  been  no  change
in  the  affairs of the     Company    since  the
date    of    this    Prospectus  or that the             Owens Corning
information   contained   herein   is   correct
 as    of  any  time subsequent to the date of
such information.


                                                           Common Stock
                                                   (par value $0.10 per share)


        TABLE OF CONTENTS

                              Page


Available information                             2
Incorporation of Certain Documents by Reference   2
The Company                                       3
Selling Stockholder                               4
Price Range of Common Stock and Dividends         4
Use of Proceeds                                   5
Condensed Consolidated Capitalization             5
Selected Consolidated Financial Information       6
Management's Discussion and Analysis of
Financial Condition and Results of Operations     8
Asbestos and Other Litigation                    13
Description of Capital Stock                     16
Plan of Distribution                             19     Goldman, Sachs & Co.
Validity of Shares                               19
Experts                                          20






                                PART II

              INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.*

   The following table sets forth the expenses (other than brokerage fees and commissions) expected to be incurred in connection with the offering described in this Registration Statement. All amounts are estimated except the Securities and Exchange Commission filing fee and the New York Stock Exchange and Toronto Stock Exchange listing fees.

Securities and Exchange Commission filing fee   $ 5,438
New York Stock Exchange listing fee               1,653
Toronto Stock Exchange listing fee                1,263
Printing and engraving expenses                       -
Accountant's fees and expenses                   15,000
Legal fees and expenses                           7,000
Miscellaneous expenses                            2,500
 Total                                          $32,854
Securities and Exchange Commission filing fee
New York Stock Exchange listing fee
Toronto Stock Exchange listing fee
Printing and engraving expenses
Accountant's fees and expenses
Legal fees and expenses
Miscellaneous expenses
   Total
___________

* No   portion  of  these  expenses  will  be  borne  by  the  Selling
  Stockholder.

Item 15.  Indemnification of Directors and Officers.

  A. Reference is made to Section 102(b)(7) of the General Corporation
Law of the State of Delaware as to the limitation of personal liability of directors and officers and to Section 145 of the General
Corporation Law of the State of Delaware as to indemnification by the Registrant of its directors and officers.

    B.   Article   FOURTEENTH  of  the  Registrant's  Certificate   of
Incorporation,  as amended, provides as follows with  respect  to  the indemnification  of the Registrant's directors and  officers  and  the limitation of personal liability of its directors and officers:

     FOURTEENTH:  The corporation shall indemnify to the  full  extent authorized or permitted by law any person made, or threatened to  be made, a party to any action or proceeding (whether civil or criminal or  otherwise)  by  reason  of the fact that  he,  his  testator  or intestate, is or was a director or officer of the corporation or  by reason of the fact that such director or officer, at the request  of
  the   corporation,   is  or  was  serving  any  other   corporation,
  partnership,  joint venture, trust, employee benefit plan  or  other enterprise, in any capacity.  Nothing contained herein shall  affect
  any   rights  to  indemnification  to  which  employees  other  than directors and officers may be entitled by law.  No director  of  the corporation  shall  be personally liable to the corporation  or  its stockholders  for monetary damages for any breach of fiduciary  duty by  such  a  director as a director.  Notwithstanding the  foregoing sentence,  a  director  shall be liable to the  extent  provided  by applicable law (i) for any breach of the director's duty of  loyalty to  the  corporation or its stockholders, (ii) for acts or omissions not  in  good  faith or which involve intentional  misconduct  or  a knowing  violation  of law, (iii) pursuant to  Section  174  of  the
  Delaware  General Corporation Law, or (iv) for any transaction  from
  which  such  director  derived  an improper  personal  benefit.   No
  amendment to or repeal of this Article FOURTEENTH shall apply to  or have  any  effect  on  the  liability or alleged  liability  of  any director  of  the corporation for or with respect  to  any  acts  or omissions of such director occurring prior to such amendment.

   C. Article IX of the Registrant's By-Laws provides as follows with respect to the indemnification of the Registrant's directors and officers:




                                 II-1

                            ARTICLE IX

            INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Corporation shall, to the fullest extent permitted by applicable law from time to time in effect (but, in the case of any amendment  of such  law,  only  to  the  extent  that  such  amendment  permits  the
Corporation  to provide broader indemnification rights than  such  law permitted  the  Corporation  to  provide  prior  to  such  amendment), indemnify any and all persons who may serve or who have served at  any time  as  directors  or officers of the Corporation,  or  who  at  the request  of  the Corporation may serve or at any time have  served  as directors,  officers,  employees  or  agents  of  another  corporation
(including  subsidiaries of the Corporation) or  of  any  partnership, joint  venture,  trust  or  other enterprise,  and  any  directors  or officers of the Corporation who at the request of the Corporation  may serve  or  at  any  time have served as agents or  fiduciaries  of  an employee  benefit plan of the Corporation or any of its  subsidiaries, from  and  against any and all of the expenses, liabilities  or  other matters  referred to in or covered by law whether the  basis  of  such proceeding  is alleged action in an official capacity as  a  director, officer, employee or agent or in any other capacity while serving as a
director,  officer,  employee  or agent.   The  Corporation  may  also
indemnify  any  and  all other persons whom it  shall  have  power  to indemnify under any applicable law from time to time in effect to  the extent  permitted by such law.  The indemnification provided  by  this
Article IX shall not be deemed exclusive of any other rights to  which any  person may be entitled under any provision of the Certificate  of
Incorporation,  other  By-Law,  agreement,  vote  of  stockholders  or disinterested  directors,  or otherwise,  both  as  to  action  in  an official  capacity and as to action in another capacity while  holding such  office, and shall be contract rights and continue as to a person who  has ceased to be a director, officer, employee or agent and shall inure  to  the  benefit of the heirs, executors and administrators  of such a person.

   If  a  claim  under  this Article IX is not paid  in  full  by  the
Corporation within sixty days after a written claim has been  received by  the  Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty days, the  director or officer may at any time thereafter bring suit against
the  Corporation  to  recover the unpaid  amount  of  the  claim.   If
successful in whole or in part in any such suit, or in a suit  brought by  the Corporation to recover an advancement of expenses pursuant  to the terms of an undertaking, the director or officer shall be entitled to be paid also the expense of prosecuting or defending such suit.  In
(i) any suit brought by the director or officer to enforce a right  to indemnification hereunder (but not in a suit brought by  the  director or  officer to enforce a right to an advancement of expenses) it shall be  a defense that, and (ii) any suit by the Corporation to recover an advancement  of expenses pursuant to the terms of an undertaking,  the
Corporation  shall be entitled to recover such expenses upon  a  final adjudication that, the director or officer has not met any  applicable standard  for  indemnification  set  forth  in  the  Delaware  General
Corporation  Law.   Neither the failure of the Corporation  (including
its   Board   of   Directors,  independent  legal  counsel,   or   its
stockholders)  to have made a determination prior to the  commencement of such suit that indemnification of the director or officer is proper in  the  circumstances because the director or  officer  has  met  the applicable  standard  of  conduct set forth in  the  Delaware  General
Corporation  Law,  nor  an  actual determination  by  the  Corporation
(including  its Board, independent legal counsel, or its stockholders)
that  the  director or officer has not met the applicable standard  of conduct,  shall create a presumption that the director or officer  has not  met the applicable standard of conduct or, in the case of such  a suit  brought by the director or officer, be a defense to  such  suit.
In  any suit brought by the director ofr officer to enforce a right to indemnification or to an advancement of expenses hereunder, or by  the
Corporation  to  recover an advancement of expenses  pursuant  to  the terms  of  an undertaking, the burden of proving that the director  or officer  is not entitled to be indemnified, or to such advancement  of expenses,  under  this  Article  IX  or  otherwise  shall  be  on  the
Corporation.

      The indemnification provided in this Article IX shall inure to each person referred to herein, whether or not the person is serving in any of the enumerated capacities at the time such expenses
(including attorneys' fees), judgments, fines or amounts paid in settlement are imposed or incurred, and whether or not the claim asserted against him is based on matters which antedate the adoption of this Article IX. None of the provisions of this Article IX shall be construed as a limitation upon the right of the Corporation to exercise its general power to enter into a contract or understanding of indemnity with a director, officer, employee, agent or any other person in any proper case not provided for herein. Each person who shall act or have acted as a director or officer of the Corporation shall be deemed to be doing so in reliance upon such right of indemnification.

   For purposes of this Article IX, the term "Corporation" shall include constituent companies referred to in subsection (h) of Section
145 of the General Corporation Law of the State of Delaware (or any similar provision of applicable law at the time in effect).

                                 II-2

   D. The Registrant has entered into an Indemnity Agreement with each
member  of  the  Registrant's  Board  of  Directors.   Each  Indemnity
Agreement provides, among other things, that in the event the director was,  is  or becomes a party, witness or other participant in a  Claim
(as  defined in the Indemnity Agreement) by reason of (or  arising  in part  out  of)  an  Indemnifiable Event (as defined in  the  Indemnity
Agreement),  the Registrant is required to indemnify the  director  to the fullest extent authorized by the Registrant's By-Laws as in effect on  the  date  of  the  Indemnification Agreement notwithstanding  any subsequent amendment, repeal or modification of such By-Laws,  against any and all expenses, judgments, fines, penalties and amounts paid  in settlement of such Claim.  The Indemnity Agreement requires  that  the
Registrant advance to the director all expenses relating to Claims and contains  an  undertaking by the director to reimburse the  Registrant for  any  such advances that are subsequently determined  in  a  final judicial  determination  to have been impermissible  under  applicable law.

   E. The directors and officers of the Registrant are covered by insurance policies, maintained by the Registrant at its expense, insuring the directors and officers against certain liabilities which might be incurred by them in such capacities, including liabilities arising under the Securities Act of 1933.

Item 16.  Exhibits.

Exhibit
  No.                              Description

1     -   AForm of agreement between Goldman, Sachs & Co.,
          the  Registrant  and  Celfort Construction  Materials,  Inc.
          dated _______________, 1996.
4(a)  -   Certificate of Incorporation of the Registrant, as
          amended   (incorporated  by  reference  to  Exhibit   3   to
          Registrant's  annual report on Form 10-K (File  No.  1-3660)
          for the fiscal year ended December 31, 1995).
4(b)  -   By-laws   of   the  Registrant,   as   amended
          (incorporated  by  reference to Exhibit  3  to  Registrant's annual  report on Form 10-K (File No. 1-3660) for the fiscal year ended December 31, 1995.)).
4(c)  -   Specimen  Certificate of  Common  Stock  of  the
          Registrant  (incorporated by reference to  Exhibit  4(c)  to
          Registrant's   Registration   Statement   on    Form    S-8,
          Registration No. 333-09367).
4(d)  -   Rights  Agreement (incorporated by reference  to
          Exhibit 1 to Registrant's Registration Statement on Form 8-A
          (File No. 1-3660), dated December 23, 1986).
4(e)  -   Copy  of Certificate of Designation of Series  A
          Participating Preferred Stock (incorporated by reference  to
          Exhibit  B  to the Rights Agreement, which is Exhibit  1  to
          Registrant's Registration Statement on Form 8-A (File No. 1-
          3660), dated December 23, 1986).
4(f)  -   Copy of Certificate of Increase of Designation of
          Series  A  Participating  Preferred Stock  (incorporated  by reference  to  Exhibit  4(f)  to  Registrant's  Registration
          Statement on Form S-3, Registration No. 33-55163).
4(g)  -   Common Stock Registration Rights Agreement, dated
          as  of August 30, 1996, among the Registrant and the parties thereto.
5     -   Opinion  of  counsel as to the legality  of  the
          securities being registered.
23(a) -   Consent  of  Arthur Andersen LLP,  independent  public
          accountants.
23(b) -   Consent of counsel (included in Exhibit 5).
24    -   Powers of Attorney.

Item 17.  Undertakings.

  (a)     Rule 415 Offering.

     The undersigned Registrant hereby undertakes:

   (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (i) To include any prospectus required in Section 10(a)(3) of the Securities Act of 1933;



                                 II-3

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities
Exchange Act of 1934 that are incorporated by reference in the registration statement.

   (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b)   Filings Incorporating Subsequent Exchange Act Documents  by
     Reference.

   The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (c)     Policy Regarding Indemnification.

   Insofar  as  indemnification  for  liabilities  arising  under  the
Securities  Act  of 1933 may be permitted to directors,  officers  and controlling  persons  of  the Registrant  pursuant  to  the  foregoing provisions, or otherwise, the Registrant has been advised that in  the opinion of the Securities and Exchange Commission such indemnification is  against  public policy as expressed in the Act and is,  therefore, unenforceable.  In the event that a claim for indemnification  against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person  of  the
Registrant  in  the  successful  defense  of  any  action,   suit   or
proceeding)  is  asserted  by such director,  officer  or  controlling person  in  connection  with  the  securities  being  registered,  the
Registrant  will, unless in the opinion of its counsel the matter  has
been   settled  by  controlling  precedent,  submit  to  a  court   of
appropriate jurisdiction the question whether such indemnification  by it  is  against  public policy as expressed in the  Act  and  will  be governed by the final adjudication of such issue.

  (d)     Registration Statements Permitted by Rule 430A.

  The undersigned Registrant hereby undertakes that:

   (1)  For purposes of determining any liability under the Securities
Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)  For the purpose of determining any liability under the Securities
Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                 II-4
                              SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toledo, State of Ohio, on October __28, 1996.

                              OWENS CORNING

                              By: /s/  DAVID W. DEVONSHIRE
                              (David W. Devonshire)
                              Senior   Vice  President   and   Chief
Financial Officer

   Pursuant to the requirements of the Securities Act of 1933, the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:


  SIGNATURES                  TITLE                             DATE


/s/ GLEN H. HINER*         Chairman of the Board,            October 28, 1996
(Glen H. Hiner)            Chief Executive, and Director
                           (principal officer)

/s/ DAVID W. DEVONSHIRE    Senior Vice President and         October 28, 1996
(David W. Devonshire)      Chief Financial Officer
                           (principal financial officer)

/s/ STEVEN J. STROBEL       Vice President and Controller     October 28,1996
(Steven J. Strobel)

NORMAN P. BLAKE, JR.*       Director                          October 28, 1996
(Norman P. Blake, Jr.)

(Leonard S. Coleman, Jr.)   Director                          October   , 1996

/s/ WILLIAM W. COLVILLE*    Director                          October 28, 1996
(William W. Colville)

/s/ JOHN H. DASBURG         Director                          October 28, 1996
(John H. Dasburg)

/s/ LANDON HILLIARD*        Director                          October 28, 1996
(Landon Hilliard)

/s/ SIR TREVOR HOLDSWORTH*  Director                          October 28, 1996
(Sir Trevor Holdsworth)

/s/ JON M. HUNTSMAN, JR.*   Director                          October 28, 1996
(Jon M. Huntsman, Jr.)

/s/ ANN IVERSON*            Director                          October 28, 1996
(Ann Iverson)

/s/ W. WALKER LEWIS*        Director                          October 28, 1996
(W. Walker Lewis)

/s/ FURMAN C. MOSELEY, JR.* Director                          October 28, 1996
(Furman C. Moseley, Jr.)

/s/ W. ANN REYNOLDS*        Director                          October 28, 1996
(W. Ann Reynolds)

*BY:  /s/ DAVID W. DEVONSHIRE
        Attorney-in-fact




                                 II-5
                             EXHIBIT INDEX


Exhibit
  No.                    Description                           Page

1     -Form of agreement between Goldman, Sachs & Co., the Registrant and
       Celfort Construction Materials, Inc. dated _______________, 1996.
4(a)  -Certificate of Incorporation of the Registrant, as amended
       (incorporated by reference to Exhibit 3 to Registrant's annual report on Form 10-K (File No. 1-3660) for the fiscal year ended December 31,
       1995).
4(b)  -By-laws of the Registrant, as amended (incorporated by reference to
       Exhibit 3 to Registrant's annual report on Form 10-K (File No. 1-3660)
       for the fiscal year ended December 31, 1995.)
4(c)  -Specimen Certificate of Common Stock of the Registrant (incorporated by reference to Exhibit 4(c) to Registrant's Registration Statement on
       Form S-8, Registration No. 333-09367).
4(d)  -Rights Agreement (incorporated by reference to Exhibit 1 to Registrant's
       Registration Statement on Form 8-A (File No. 1-3660), dated December
       23, 1986).
4(e)  -Copy of Certificate of Designation of Series A Participating Preferred
       Stock (incorporated by reference to Exhibit B to the Rights Agreement, which is Exhibit 1 to Registrant's Registration Statement on Form 8-A
       (File No. 1-3660), dated December 23, 1986).
4(f)  -Copy of Certificate of Increase of Designation of Series A Participating
       Preferred Stock (incorporated by reference to Exhibit 4(f) to
       Registrant's Registration Statement on Form S-3, Registration
       No. 33-55163).
4(g)  -Common Stock Registration Rights Agreement, dated as of August 30, 1996, among the Registrant and the parties thereto.
5     -Opinion of counsel as to the legality of the securities being registered.
23(a) -Consent of Arthur Andersen LLP, independent public accountants.
23(b) -Consent of counsel (included in Exhibit 5).
24    -Powers of Attorney.


